UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SYNERGY CHC CORP.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Donald Lee, Esq.

LKP Global Law, LLP

1901 Avenue of the Stars, Suite 480

Los Angeles, California 90067

(424) 239-1890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D 109	SCHEDULE 13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON: URX Acquisition Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON: KMJZ Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON: Chai Trust Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON: Arbicha Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSON: Casa Vicente LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 7 of 9 Pages

ITEM 1.	SECURITIES AND ISSUER

This statement relates to the shares of common stock, par value $0.00001 per share (“Common Stock”) of Synergy CHC Corp., a Nevada corporation (“Issuer”), which principal executive offices are located at 865 Spring Street, Westbrook, ME 04092.

Item 2.	Identity and Background

(a)          This statement is being filed by (i) URX Acquisition Trust, a Delaware statutory trust (“URX Trust”), (ii) KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”), (iii) Chai Trust Company, LLC, an Illinois limited liability company (“Chai”), (iv) Arbicha Investments, LLC, a California limited liability company (“Arbicha”), and (v) Casa Vicente LLC, a Florida limited liability company (“Casa Vicente,” and together with URX Trust, KMJZ, Chai and Arbicha, collectively the “Reporting Persons”).

(b)          The principal business address of URX Trust is 8 The Green, Suite A, Dover, Delaware 19901.

The principal business address of KMJZ and Chai is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

The principal business address of Arbicha is 12011 San Vicente Blvd., Suite 405, Los Angeles, California 90049.

The principal business address of Casa Vicente is 11661 San Vicente Boulevard, Suite 902, Los Angeles, California 90047.

(c)           The principal business of URX Trust is to hold, collect, manage and exercise rights with respect to certain purchase consideration of Issuer in connection with the transactions described in Item 4 below, which consideration includes Issuer’s securities reported by the Reporting Persons in this statement.

The principal business of KMJZ is investments.

The principal business of Chai is trust administration. Chai is the trustee of trusts which are the members of KMJZ.

The principal business of Arbicha is to act as a trustee of URX Trust.

The principal business of Casa Vicente is investments.

(d)          None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           URX Trust is a Delaware statutory trust. KMJZ is a limited liability company organized in Delaware. Chai is a limited liability company organized in Illinois. Arbicha is a limited liability company organized in California. Casa Vicente is a limited liability company organized in California.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No funds were used in the acquisition of Issuer’s securities reported in this statement as they were acquired in exchange for other securities as described in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION

URX Trust was created to hold, collect, manage and exercise rights with respect to Issuer’s purchase consideration (the “Consideration”) in connection with its acquisition of all of the issued and outstanding capital stock of Breakthrough Products, Inc., a Delaware corporation (“Target”), which Consideration includes 6,000,000 shares of Common Stock (the “Shares”). Such acquisition was effected pursuant to a Stock Purchase Agreement dated as of November 12, 2015 (the “Purchase Agreement”), by and among Issuer, Target, the Target’s shareholders (collectively the “Target shareholders”), and URX Trust.

CUSIP No. 87165D 109	SCHEDULE 13D	Page 8 of 9 Pages

To ensure that Issuer can be adequately indemnified as may be required under the Purchase Agreement, the Consideration was entrusted to URX Trust concurrently with the closing of the Purchase Agreement pursuant to an Agreement and Declaration of Trust dated as of November 12, 2015 (the “Trust Agreement”), by and among KMJZ (which is under the control of Chai), Arbicha, Casa Vicente and URX Acquisition Trustee, LLC, a Delaware limited liability company which functions as custodian of the Consideration and all other trust assets. Under the Trust Agreement, URX Trust will hold the Consideration until the earlier of a sale of Issuer or three years from the closing of the Purchase Agreement. During such period, URX Trust is vested with all legal title to the Consideration, and shall vote and exercise all other shareholder rights with respect to the Shares. URX Trust is controlled by its three voting trustees, namely KMJZ, Arbicha and Casa Vicente.

The foregoing descriptions of the Purchase Agreement and the Trust Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Trust Agreement, which have been filed as Exhibits 7.02 and 7.03, respectively, and are incorporated herein by this reference.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by Issuer’s board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing shares of Common Stock and/or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,000,000 shares of Common Stock, constituting approximately 7.11% of Issuer’s currently issued and outstanding Common Stock. Such percentage is based upon 84,360,097 shares of Common Stock issued and outstanding, including 69,238,044 shares of Common Stock as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015, and 15,122,053 shares of Common Stock issued pursuant to the transactions described on the Form 8-K filed by Issuer with the SEC on November 18, 2015.

(c)         Information concerning transactions in the Common Stock effected by the Reporting Persons during the past 60 days is set forth in Item 4 above, which is incorporated herein by reference.

(d)         While the Shares are being held by URX Trust as described in Item 4 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, other than (i) the Reporting Persons and (ii) Issuer, who may be deemed to have such right in connection with the indemnification obligations of Target, the Target shareholders and URX Trust to Issuer under the Purchase Agreement.

(e)        Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information regarding the Purchase Agreement and the Trust Agreement under Item 4 is incorporated herein by reference in their entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule A hereto or mentioned in the above Item 2 and any other person with respect to any securities of Issuer, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

7.01	Joint Filing Agreement, dated as of February 9, 2016, by and among the Reporting Persons.
7.02	Purchase Agreement (1)
7.03	Trust Agreement

(1)	Incorporated by reference to Exhibit 10.13 attached to Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2015.

CUSIP No. 87165D 109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

URx acquisition trust

By:	KMJZ Investments, LLC

	By:	/s/ Jonathan D. Wasserman
	Name:	Jonathan D. Wasserman
	Title:	Vice President and Secretary

KMJZ INVESTMENTS, L.L.C.

By:	/s/ Jonathan D. Wasserman
Name:	Jonathan D. Wasserman
Title:	Vice President and Secretary

CHAI TRUST COMPANY, LLC

By:	/s/ Phillip G. Tinkler
Name:	Phillip G. Tinkler
Title:	Chief Financial Officer

ARBICHA INVESTMENTS, LLC

By:	Arbicha, LLC, Sole Member

	By:	/s/ Randall Kaplan
	Name:	Randall Kaplan
	Title:	Manager

CASA VICENTE LLC

By:	/s/ David Leyrer
Name:	David Leyrer
Title:	Manager

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

KMJZ:

Name	Position	Citizenship	Principal Occupation	Business Address
Samuel Zell	President	United States	Chairman and Chief Executive Officer of the Equity Group Investments division (“EGI”) of Chai	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Mark Sotir	Vice President	United States	Co-President of EGI	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Philip G. Tinkler	Vice President and Treasurer	United States	Chief Financial Officer and Chief Operating Officer of EGI	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Jonathan D. Wasserman	Vice President and Secretary	United States	Chief Legal Officer of EGI	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606

Chai:

Name	Position	Citizenship	Principal Occupation	Business Address
James Bunegar	Chief Operating Officer, Compliance Officer, Vice President, Assistant Trust Officer and Treasurer of General Partner	United States	Vice President - Taxes of EGI	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Thomas Henghan	Senior Managing Director of General Partner	United States	Chief Executive Officer of Equity International, a private equity firm	Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606
Robert M. Levin	Senior Trust Officer and a Senior Managing Director of General Partner	United States	Partner in the law firm of Levin, Schreder & Carey, Ltd.	120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602
Philip G. Tinkler	Chief Financial Officer of General Partner	United States	Chief Financial Officer and Chief Operating Officer of EGI	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Jonathan D. Wasserman	President and Senior Managing Director of General Partner	United States	Chief Legal Officer of EGI	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
JoAnn Zell	Senior Managing Director of General Partner	United States	Physician	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Kellie Zell	Senior Managing Director of General Partner	United Sates	Homemaker	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606
Matthew Zell	Senior Managing Director of General Partner	United Sates	High school teacher	Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606

Arbicha:

Name	Position	Citizenship	Principal Occupation	Business Address
Arbicha, LLC	Sole Member	California	Manager of Arbicha	12011 San Vicente Blvd., Suite 405, Los Angeles, California 90049
Randall Kaplan	Manager of Sole Member	United States	Entrepreneur and Investor	12011 San Vicente Blvd., Suite 405, Los Angeles, California 90049

Casa Vicente:

Name	Position	Citizenship	Principal Occupation	Business Address
David Leyrer	Manager	United States	Investor	11661 San Vicente Boulevard, Suite 902, Los Angeles, California 90047